November 6, 1996



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  A. Richard Tow, Assistant Director

               Re:    CSK Auto, Inc. (the "Company")
                      Amendment No. 1 to Registration Statement
                      on Form S-1; File No. 333-6893
                      -----------------------------------------

Dear Sir or Madam:

           Reference is made to our correspondence to you of October 22, 1996 pursuant to which we requested that the above-referenced Registration Statement be withdrawn. In connection with such request, we hereby confirm that none of the Company's securities have been offered or sold in connection with the above-referenced Registration Statement.

           In addition, the Staff has asked that we respond supplementally to its comment no. 7 contained in its letter to James G. Bazlen of August 19, 1996 with respect to the above-referenced Registration Statement. In this regard please note that on June 22, 1994, the Company restructured its existing long-term debt obligations which were originally recorded at $178.2 million into an $81.0 million Amended and Restated Credit Agreement, resulting in a gain on the elimination of debt of $97.2 million. The gain on the elimination of debt was recorded in two separate transactions. During the second quarter, $90.6 million was recognized and the remaining $6.6 million was recognized during the fourth quarter. The lender was LM Finance, N.V., which as indicated in our August 12, 1996 response letter (item 16) was an unaffiliated third party lender.

           Upon entering into the Amended and Restated Credit Agreement, the Company entered into a supplemental agreement to "induce the lender to enter into the agreement" whereby the Company was obligated to pay the lender $6.6 million in cash if the Company was not able to arrange alternate financing to repay the lender in full by specified dates. At the time the supplemental agreement was entered into, the Company was uncertain as to whether it could arrange alternative financing by the dates specified in the agreement. Accordingly, in accordance with FAS 5 "Accounting Contingencies" ("FAS 5"), the Company established an accrual for $6.6 million. The costs associated with the accrual were recorded as a reduction to the $97.2 million extraordinary gain. This presentation was considered to be conservative given the uncertainties surrounding the Company's ability to secure alternative financing.

           During the fourth quarter of 1994, the Company secured a commitment from a third party to fund the existing obligations and it was therefore determined that the Company had fulfilled the conditions of the supplemental agreement and would not be responsible for making the $6.6 million payment. This fact is supported by the funding in February and the fact that no payment was required under the supplemental agreement. The supplemental agreement required incremental payments at the end of November and December with the final payment required on January 31, 1995. Although the funding was not secured until February, no payments were required in relation to the supplemental agreement. The reversal of the accrual, in accordance with FAS 5, in the fourth quarter resulted in the recording of the $6.6 million extraordinary gain consistent with the manner in which the original accrual was established.

           Thank you for your consideration.

Sincerely,

                                             CSK AUTO, INC.



                                             By: /s/ James G. Bazlen
                                                --------------------------
                                                James G. Bazlen, President